                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

          For the fiscal year ended June 30, 1994

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

          For the transition period from ________ to ________

First Mississippi Corporation Commission file number 1-7488
FirstMiss Gold Inc. Commission file number 0-16484

                         FIRST MISSISSIPPI CORPORATION
                          EMPLOYEE 401(K) SAVINGS PLAN
                                700 North Street
                              Post Office Box 1249
                        Jackson, Mississippi 39215-1249



                         FIRST MISSISSIPPI CORPORATION
                                700 North Street
                              Post Office Box 1249
                        Jackson, Mississippi 39215-1249



                              FIRSTMISS GOLD INC.
                           5190 Neil Road, Suite 310
                            Reno, Nevada 89502-6503

                         FIRST MISSISSIPPI CORPORATION
                              401(K) SAVINGS PLAN

                       Financial Statements and Schedules

                          June 30, 1994, 1993 and 1992

                  (With Independent Auditors' Report Thereon)

                         FIRST MISSISSIPPI CORPORATION
                              401(K) SAVINGS PLAN

                  Index to Financial Statements and Schedules




Independent Auditors' Report

Statements of Net Assets Available for Benefits as of June 30, 1994 and 1993

Statements of Changes in Net Assets Available for Benefits for the years ended June 30, 1994, 1993 and 1992

Notes to Financial Statements


Supplemental Schedules:

I.       Investments as of June 30, 1994 and 1993

II.      Reportable Transactions for the years ended June 30, 1994,
            1993 and 1992

                          Independent Auditors' Report



The Administrative Committee
First Mississippi Corporation
    401(K) Savings Plan:


We have audited the financial statements and supplemental schedules of First Mississippi Corporation 401(K) Savings Plan (the Plan) as listed in the accompanying index. These financial statements and supplemental schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of First Mississippi Corporation 401(K) Savings Plan as of June 30, 1994 and 1993 and the changes in net assets available for benefits for each of the years in the three-year period ended June 30, 1994, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules referred to above are not a required part of the basic financial statements but are supplementary information required by Regulation S-X or by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




December 16, 1994                                    /S/  KPMG PEAT MARWICK LLP

                         FIRST MISSISSIPPI CORPORATION
                              401(K) SAVINGS PLAN

                Statements of Net Assets Available for Benefits

                             June 30, 1994 and 1993



                                                                                   1994                1993
                                                                                   ----                ----
Investments:
    Cash funds and certificate of deposit, at cost
       which approximates fair value                                           $     744,489          2,238,446
    Government securities, at fair value (amortized
       cost $8,172,990)                                                                    -          8,626,004
    Mutual funds, at fair value (cost $15,619,345)                                15,607,570                  -
    Participant loans, at cost which approximates fair value                         534,673                  -
    Guaranteed investment contract, at contract value                                      -            500,000
    First Mississippi Corporation common stock, at fair value
       (cost $2,936,627 and $4,949,955)                                            4,233,888          4,760,275
    FirstMiss Gold Inc. common stock, at fair value
       (cost $544,825 and $586,722)                                                  592,424            623,088
                                                                               -------------     --------------
                   Total investments                                              21,713,044         16,747,813
                                                                               -------------     --------------

Receivables:
    Employers' and participants' contributions                                       313,601            251,007
    Interest                                                                         204,410            391,586
    Dividends                                                                         20,620             37,093
                                                                               -------------     --------------
                   Total receivables                                                 538,631            679,686
                                                                               -------------     --------------

                   Total assets                                                   22,251,675         17,427,499

Advisory fees payable                                                                 14,888                  -
                                                                               -------------     --------------

                   Net assets available for benefits                           $  22,236,787         17,427,499
                                                                               =============     ==============



See accompanying notes to financial statements.

                         FIRST MISSISSIPPI CORPORATION
                              401(K) SAVINGS PLAN

           Statements of Changes in Net Assets Available for Benefits

                    Years ended June 30, 1994, 1993 and 1992



                                                                         1994             1993               1992
                                                                         ----             ----               ----
Contributions (note 3):
    Participants                                                     $    2,103,851         1,831,630         1,514,321
    Employers                                                             1,249,535         1,150,231         1,013,356
                                                                     --------------    --------------    --------------
                   Total contributions                                    3,353,386         2,981,861         2,527,677
                                                                     --------------    --------------    --------------

Interest income                                                             580,236           684,668           631,959
Dividend income on First Mississippi Corporation
    common stock                                                            112,492           138,453           101,318
Realized gains (losses) on investments, net (note 2):
    Government securities                                                    38,956                 -                 -
    Mutual funds                                                              4,748                 -                 -
    First Mississippi Corporation common stock                              998,562           (72,249)          104,160
    FirstMiss Gold Inc. common stock                                         (6,466)           45,741            (2,005)
Unrealized appreciation of investments, net (note 5)                      1,038,613           150,579           293,842
Advisory fees                                                               (27,777)                -                 -
Miscellaneous expense                                                             -                 -               (10)
                                                                     --------------    --------------    -------------
                   Net investment income                                  2,739,364           947,192         1,129,264
                                                                     --------------    --------------    --------------

Rollovers (note 4)                                                           41,224            38,729            10,277
Withdrawals and terminations, net of forfeitures
    of $2,337 in 1994, of $22,229 in 1993
       and of $12,633 in 1992                                            (1,324,686)       (1,151,778)       (1,158,528)
                                                                     --------------    --------------    --------------

                   Net increase in assets available
                       for benefits                                       4,809,288         2,816,004         2,508,690

Net assets available for benefits:
    Beginning of year                                                    17,427,499        14,611,495        12,102,805
                                                                     --------------    --------------    --------------

    End of year                                                      $   22,236,787        17,427,499        14,611,495
                                                                     ==============    ==============    ==============



See accompanying notes to financial statements.

                         FIRST MISSISSIPPI CORPORATION
                              401(K) SAVINGS PLAN

                         Notes to Financial Statements

                          June 30, 1994, 1993 and 1992



 (1)  Plan Provisions and Significant Accounting Policies

      The following brief description of First Mississippi Corporation 401(K)
            Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

      (a)   Plan Provisions

            The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan currently covers substantially all employees of First Mississippi Corporation (First Mississippi) and eight wholly-owned subsidiaries, First Chemical Corporation, Plasma Energy Corporation, Quality Chemicals, Inc., FirstMiss Steel, Inc., AMPRO Fertilizer, Inc., Plasma Processing Corp., EKC Technology, Inc., and Callidus Technologies Inc. and one majority- owned subsidiary, FirstMiss Gold Inc. and its wholly-owned subsidiary, FMG, Inc. (the Companies or the Employers). The Plan also previously covered substantially all employees of Maxadyne Corporation, Steel Casting Engineering and First Energy Corporation, which were wholly-owned subsidiaries of First Mississippi.

            The provisions of the Plan allow deferral of tax by the
               participants on their contributions and earnings thereon. Employees with six months of continuous employment are eligible for membership in the Plan. Plan participants may elect to contribute from 1% to 16.8% of monthly base pay to the Plan, subject to regulatory limitations. The Companies match contributions up to 4% of monthly base pay. At June 30, 1994, 1993 and 1992, 958, 852 and 874 participants, respectively, were participating in the Plan.

            Effective April 1, 1994 the Plan, formerly the First Mississippi
               Corporation 401(k) Thrift Plan, was amended and restated. The most significant amendment was the restructuring of the participant investment options. Participants may elect to have their contributions and allocated earnings thereon invested in any combination of the following investment programs:

                  (1) Short-term Stability Fund - Consists primarily of investments in certificates of deposit and fixed income mutual funds.
                  (2) Mid-term Balanced Fund - Consists primarily of investments in fixed income and equity mutual funds.
                  (3) Long-term Growth Fund - Consists primarily of investments in equity mutual funds.
                  (4)  First Mississippi common stock.
                  (5)  FirstMiss Gold, Inc. common stock.





                                                                     (Continued)

                         FIRST MISSISSIPPI CORPORATION
                              401(K) SAVINGS PLAN

                         Notes to Financial Statements



            Prior to April 1, 1994 participants could elect to invest in programs (4) and (5) above, as well as a program that invested in cash deposited in interest-bearing bank accounts, certificates of deposits, corporate or government obligations, or other similar invest-ments. Additionally, prior to April 1, 1994 participants could elect investment options separately with regard to their own contributions and the Employers' contributions.

            The Plan also provides for participant loans. A participant can borrow up to 50% of the participant's vested account balance, not to exceed $50,000 less the participant's highest outstanding loan balance during the previous twelve months. The minimum loan amount is $1,000, and only one loan for a participant may be outstanding. The interest rate charged on loan balances is equal to the prime rate plus 1%, and the interest charged is credited to the borrowing participant's account. Maturities cannot exceed five years, except for loans made to purchase a primary residence in which case the maturity cannot exceed 10 years.
               The participant must pay a $50 set-up fee and a $2.50 monthly admini-strative fee for each loan.

            In addition to the investment options listed above, the
               Administrative Committee may authorize establishing additional investment options consisting of such other securities or professionally managed funds as may be determined by unanimous action of the committee. Notice of any such action must be communicated in writing to each participant. The following is a summary of the number of participants in each investment option:

                                                                  Participants' contributions
                                         ----------------------------------------------------------------------------
                                                                                                First
                                                                                             Mississippi    FirstMiss
                                         Short-term      Mid-term      Long-term             Corporation    Gold Inc.
                                         Stability       Balanced       Growth                  common        common
                                            Fund           Fund          Fund        Cash       stock         stock
                                          --------       --------      --------      ----       -------       ------
            Number of participants:
               At June 30, 1994              699            528           556           -         343           144
                                           =====          =====          ====        ====        ====          ====
               At June 30, 1993                -              -             -         819         155           161
                                           =====          =====          ====        ====        ====          ====
               At June 30, 1992                -              -             -         786         291           106
                                           =====          =====          ====        ====        ====          ====

                                                                    Employers' contributions
                                         ----------------------------------------------------------------------------
                                                                                                First
                                                                                             Mississippi    FirstMiss
                                         Short-term      Mid-term      Long-term             Corporation    Gold Inc.
                                         Stability       Balanced       Growth                  common        common
                                            Fund           Fund          Fund        Cash       stock         stock
                                          --------       --------      --------      ----       -------       ------
            Number of participants:
               At June 30, 1994              714            528           556           -         386           163
                                           =====          =====          ====        ====        ====          ====
               At June 30, 1993                -              -             -         782         192            78
                                           =====          =====          ====        ====        ====          ====
               At June 30, 1992                -              -             -         779         330           124
                                           =====          =====          ====        ====        ====          ====


                                                                     (Continued)

                         FIRST MISSISSIPPI CORPORATION
                              401(K) SAVINGS PLAN

                         Notes to Financial Statements



            Participants' contributions and allocated earnings thereon are fully vested at all times and are not subject to forfeiture for any reason. Employers' contributions and allocated earnings thereon fully vest after a participant completes three vesting years of membership service in the Plan or upon a participant's indefinite economic or industrial layoff, retirement, death or disability, whichever occurs first. Forfeitures are reallocated to the remaining participants.

      (b)   Participant Accounts

            Participant accounts are maintained individually and in the aggregate for each investment option. Each participant's account is credited with its investment earnings and the portion of the Employers' contributions allocated to it. Participant benefits are provided solely from each individual participant's account.

      (c)   Administrative Expenses

            Administrative expenses, with the exception of advisory fees, are paid by First Mississippi and are not charged to the Plan. Advisory fees are for the management of the mutual funds in which plan assets are invested.

      (d)   Investments

            Investments in cash funds and certificates of deposit are stated at cost, which approximates fair value. Investments in First Mississippi common stock, FirstMiss Gold Inc. common stock, government securities, and mutual funds are stated at quoted market value. The guaranteed investment contract is stated at contract value, which is cost. Dividends and interest are recorded on the accrual basis. Investment transactions are accounted for on the trade date.

            The Plan does not require any collateral or other security from the trustee to support the investments.

      (e)   Income Taxes

            In a determination letter dated April 14, 1986, the Internal
               Revenue Service held that the Plan is exempt from income taxes and that participant income taxes on contributions and earnings are deferred until such amounts are received by the participant or a beneficiary. The Plan has been amended, as described above, subsequent to the effective date of the April 14, 1986 determination letter. The amended Plan documents are in the process of being submitted to the Internal Revenue Service for a letter of determination that the Plan continues to qualify as exempt from income taxes. In the opinion of the Plan Administrator, the Plan has operated within the terms of the Plan and is qualified and exempt under the applicable requirements of the Internal Revenue Code.





                                                                     (Continued)

                         FIRST MISSISSIPPI CORPORATION
                              401(K) SAVINGS PLAN

                         Notes to Financial Statements



      (f)   Sales of Investments

            The cost of stock and mutual fund shares sold is determined based on the average cost of the shares. The cost of other investments is determined based on the individual cost of each issue.

 (2)  Investment Sales

      A summary follows of net realized gains (losses) on sales of investments for the years ended June 30, 1994, 1993 and 1992:

                                                                  Proceeds                         Net realized
                                                                 from sales          Cost         gains (losses)
                                                                 ----------          ----         -------------
               1994
               ----
                  Common stock                                 $    3,378,265        2,386,169          992,096
                  Government securities                             8,596,521        8,557,565           38,956
                  Mutual funds                                      5,243,636        5,238,888            4,748
                                                               --------------    -------------     ------------

                                                               $   17,218,422       16,182,622        1,035,800
                                                               ==============    =============     ============

               1993
               ----
                  Common stock                                 $      507,354          533,862          (26,508)
                                                               ==============    =============     ============

               1992
               ----
                  Common stock                                 $    1,102,608        1,000,453          102,155
                                                               ==============    =============     ============

 (3)  Participants' and Employers' Contributions

      A summary follows of contributions by company:

                                                                                  Participants'     Employers'
                                                                                  contributions    contributions
                                                                                  -------------    -------------
            Year ended June 30, 1994:
               First Mississippi Corporation                                      $    210,746          149,638
               First Chemical Corporation                                              511,181          301,932
               First Energy Corporation                                                  2,484            1,653
               FirstMiss Gold Inc. and FMG, Inc.                                       385,530          197,464
               Plasma Energy Corporation                                                60,247           38,909
               Quality Chemicals, Inc.                                                 285,581          174,725
               FirstMiss Steel Inc.                                                    100,374           70,339
               AMPRO Fertilizer, Inc.                                                  140,331           68,353
               Maxadyne Corporation                                                      3,580            3,580
               Plasma Processing Corporation                                            69,125           49,441
               EKC Technology, Inc.                                                    128,937           57,815
               Callidus Technologies, Inc.                                             205,735          135,686
                                                                                  ------------     ------------
                                                                                  $  2,103,851        1,249,535
                                                                                  ============     ============





                                                                     (Continued)

                         FIRST MISSISSIPPI CORPORATION
                              401(K) SAVINGS PLAN

                         Notes to Financial Statements

(3), Continued

                                                                                  Participants'     Employers'
                                                                                  contributions    contributions
                                                                                  -------------    -------------
            Year ended June 30, 1993:
               First Mississippi Corporation                                      $    212,820          154,423
               First Chemical Corporation                                              422,519          274,459
               First Energy Corporation                                                 56,691           37,596
               FirstMiss Gold Inc. and FMG, Inc.                                       324,113          179,243
               Plasma Energy Corporation                                                71,083           50,907
               Quality Chemicals, Inc.                                                 207,149          127,286
               FirstMiss Steel Inc.                                                     84,992           61,880
               Steel Casting Engineering                                                13,308           10,999
               AMPRO Fertilizer, Inc.                                                  130,972           62,818
               Maxadyne Corporation                                                      3,600            3,600
               Plasma Processing Corporation                                            55,674           38,949
               EKC Technology, Inc.                                                    105,227           51,651
               Callidus Technologies, Inc.                                             143,482           96,420
                                                                                  ------------     ------------
                                                                                  $  1,831,630        1,150,231
                                                                                  ============     ============
            Year ended June 30, 1992:
               First Mississippi Corporation                                      $    213,180          152,917
               First Chemical Corporation                                              388,828          262,965
               First Energy Corporation                                                 58,728           40,472
               FirstMiss Gold Inc. and FMG, Inc.                                       241,612          152,972
               Plasma Energy Corporation                                                53,661           39,779
               Quality Chemicals, Inc.                                                  80,553           70,709
               FirstMiss Steel Inc.                                                     75,862           53,403
               Steel Casting Engineering                                                46,141           36,102
               AMPRO Fertilizer, Inc.                                                  121,993           60,091
               Maxadyne Corporation                                                      6,525            5,366
               EKC Technology, Inc.                                                    105,284           56,320
               Plasma Processing Corporation                                            34,296           24,169
               Callidus Technologies, Inc.                                              87,658           58,091
                                                                                  ------------     ------------
                                                                                  $  1,514,321        1,013,356
                                                                                  ============     ============

 (4)  Rollovers

      During 1994, 1993 and 1992 assets and participant accounts, including those from terminated plans covering employees of EKC Technology, Inc., Callidus Technologies, Inc., Plasma Energy Corp. and FirstMiss Gold Inc., were transferred to the Plan as follows:

                                                                               1994         1993        1992
                                                                               ----         ----        ----
            First Chemical Corporation                                      $  27,753            -           -
            Callidus Technologies, Inc.                                             -        1,330           -
            Plasma Energy Corp.                                                     -       12,489           -
            FirstMiss Gold Inc.                                                     -       20,000           -
            EKC Technology, Inc.                                                7,695        4,910      10,277
            Quality Chemical, Inc.                                              5,776            -           -
                                                                             --------    ---------    --------

                                                                            $  41,224       38,729      10,277
                                                                             ========    =========    ========




                                                                     (Continued)

                         FIRST MISSISSIPPI CORPORATION
                              401(K) SAVINGS PLAN

                         Notes to Financial Statements



 (5)     Unrealized Appreciation (Depreciation) of Investments

         During the years ended June 30, 1994, 1993 and 1992 unrealized appreciation (depreciation) of the Plan's investments was as follows:

                                                         1994               1993               1992
                                                         ----               ----               ----
         Government securities                       $   (452,894)          196,217          291,816
         Mutual funds                                     (11,775)                -                -
         First Mississippi Corporation common stock     1,454,571          (323,330)         (28,177)
         FirstMiss Gold Inc. common stock                  48,711           277,692           30,203
                                                     ------------          --------          -------

                                                     $  1,038,613           150,579          293,842
                                                     ============          ========          =======

 (6)     Investment Option Allocation

         The allocation of net assets available for benefits to investment option as of June 30, 1994 and 1993 follows:

                                                                                                First
                                                 Short-term      Mid-term      Long-term     Mississippi    FirstMiss
                                                  Stability      Balanced       Growth       Corporation    Gold Inc.
                                                    Fund           Fund          Fund        common stock  common stock    Combined
                                                  --------       --------      --------      ------------  ------------    --------
June 30, 1994:
  Cash funds and certificate of deposit         $    501,425             -               -        238,378       4,686       744,489
  Mutual funds                                     6,776,668     5,112,392       3,718,510              -           -    15,607,570
  Participant loans                                  252,932       194,585          87,156              -           -       534,673
  First Mississippi Corporation common stock               -             -               -      4,233,888           -     4,233,888
  FirstMiss Gold Inc. common stock                         -             -               -              -     592,424       592,424
                                                ------------     ---------       ---------      ---------     -------    ----------
        Total investments                          7,531,025     5,306,977       3,805,666      4,472,266     597,110    21,713,044
                                                ------------     ---------       ---------      ---------     -------    ----------
  Receivables:
     Employers' and participants' contributions       80,883        94,130         121,372         12,751       4,465       313,601
     Interest                                        203,042             -               -          1,275          93       204,410
     Dividends                                             -             -               -         20,620           -        20,620
                                                ------------     ---------       ---------      ---------     -------    ----------
        Total receivables                            283,925        94,130         121,372         34,646       4,558       538,631
                                                ------------     ---------       ---------      ---------     -------    ----------
        Total assets                               7,814,950     5,401,107       3,927,038      4,506,912     601,668    22,251,675
  Advisory fees payable                               (5,523)       (4,928)         (4,437)             -           -       (14,888)
                                                ------------     ---------       ---------      ---------     -------    ----------

        Net assets available for benefits       $  7,809,427     5,396,179       3,922,601      4,506,912     601,668    22,236,787
                                                ============     =========       =========      =========     =======    ==========





                                                                     (Continued)

                         FIRST MISSISSIPPI CORPORATION
                              401(K) SAVINGS PLAN

                         Notes to Financial Statements


(6), Continued


                                                                          First
                                                    Cash and           Mississippi         FirstMiss
                                                      other            Corporation         Gold Inc.
                                                   investments         common stock       common stock       Combined
                                                   -----------         ------------       ------------       --------
June 30, 1993:
    Cash funds and certificate of deposit         $    2,228,429             8,845             1,172          2,238,446
    Government securities                              8,626,004                 -                 -          8,626,004
    Guaranteed investment contract                       500,000                 -                 -            500,000
    First Mississippi Corporation
       common stock                                        3,706         4,756,569                 -          4,760,275
    FirstMiss Gold Inc. common stock                       2,111                 -           620,977            623,088
                                                  --------------      ------------        ----------     --------------
                   Total investments                  11,360,250         4,756,414           622,149         16,747,813
                                                  --------------      ------------        ----------     --------------

    Receivables:
       Employers' and participants'
           contributions                                 218,142            28,181             4,684            251,007
       Interest                                          391,412               153                21            391,586
       Dividends                                          26,223            10,436               434             37,093
                                                  --------------      ------------        ----------     --------------
                   Total receivables                     635,777            38,770             5,139            679,686
                                                  --------------      ------------        ----------     --------------

                   Net assets available
                       for benefits               $   11,996,027         4,804,184           627,288         17,427,499
                                                  ==============      ============        ==========     ==============





                                                                     (Continued)

                         FIRST MISSISSIPPI CORPORATION
                              401(K) SAVINGS PLAN


(6), continued

         The allocation of changes in net assets available for benefits to investment option for the years ended June 30, 1994, 1993 and 1992 follows:

                                                                                                                         First
                                                         Short-term      Mid-term       Long-term      Cash and       Mississippi
                                                          Stability      Balanced         Growth        other         Corporation
                                                            Fund           Fund            Fund      investments      common stock
                                                          --------       --------        --------    -----------      ------------
Net assets available for benefits
  at June 30, 1991                                      $          -             -               -      7,799,337      4,028,601

       Participants' contributions                                 -             -               -      1,283,031        193,986
       Employers' contributions                                    -             -               -        788,801        190,606
       Net investment income                                       -             -               -        907,945        206,655
       Rollovers                                                   -             -               -         10,277              -
       Withdrawals and terminations                                -             -               -     (1,073,487)       (67,817)
       Transfers due to participants'
          selection of investment option                           -             -               -        893,853       (918,863)
                                                        ------------     ---------       ---------    -----------     ----------

Net assets available for benefits
  at June 30, 1992                                                 -             -               -     10,609,757      3,633,168

       Participants' contributions                                 -             -               -      1,577,935        226,642
       Employers' contributions                                    -             -               -        915,833        203,122
       Net investment income (loss)                                -             -               -        925,546       (267,897)
       Rollovers                                                   -             -               -         38,330            399
       Withdrawals and terminations                                -             -               -       (915,018)      (197,833)
       Transfers due to participants'
          selection of investment option                           -             -               -     (1,156,356)     1,206,583
                                                        ------------     ---------       ---------    -----------     ----------

Net assets available for benefits
  at June 30, 1993                                                 -             -               -     11,996,027      4,804,184

       Participants' contributions                           152,730       175,897         230,736      1,347,568        163,951
       Employers' contributions                               82,305        97,664         131,512        766,371        140,597
       Net investment income (loss)                           51,084       (23,414)        (38,420)       295,753      2,537,759
       Rollovers                                                   -             -           5,956         35,268              -
       Withdrawals and terminations                         (215,390)      (10,090)        (21,287)      (634,395)      (443,001)
       Transfers due to participants'
          selection of investment option                   7,738,698     5,156,122       3,614,104    (13,806,592)    (2,696,578)
                                                        ------------     ---------       ---------    -----------     ----------

Net assets available for benefits
  at June 30, 1994                                      $  7,809,427     5,396,179       3,922,601              -      4,506,912
                                                        ============     =========       =========    ===========     ==========


                                                         FirstMiss
                                                         Gold Inc.
                                                        common stock    Combined
                                                        ------------    --------
Net assets available for benefits
  at June 30, 1991                                         274,867    12,102,805

       Participants' contributions                          37,304     1,514,321
       Employers' contributions                             33,949     1,013,356
       Net investment income                                14,664     1,129,264
       Rollovers                                                 -        10,277
       Withdrawals and terminations                        (17,224)   (1,158,528)
       Transfers due to participants'
          selection of investment option                    25,010             -
                                                           -------    ----------

Net assets available for benefits
  at June 30, 1992                                         368,570    14,611,495

       Participants' contributions                          27,053     1,831,630
       Employers' contributions                             31,276     1,150,231
       Net investment income (loss)                        289,543       947,192
       Rollovers                                                 -        38,729
       Withdrawals and terminations                        (38,927)   (1,151,778)
       Transfers due to participants'
          selection of investment option                   (50,227)            -
                                                           -------    ----------

Net assets available for benefits
  at June 30, 1993                                         627,288    17,427,499

       Participants' contributions                          32,969     2,103,851
       Employers' contributions                             31,086     1,249,535
       Net investment income (loss)                        (83,398)    2,739,364
       Rollovers                                                 -        41,224
       Withdrawals and terminations                           (523)   (1,324,686)
       Transfers due to participants'
          selection of investment option                    (5,754)            -
                                                           -------    ----------

Net assets available for benefits
  at June 30, 1994                                         601,668    22,236,787
                                                           =======    ==========

                                                                      Schedule I

                         FIRST MISSISSIPPI CORPORATION
                              401(K) SAVINGS PLAN

                                  Investments

                             June 30, 1994 and 1993



                                                                                        June 30, 1994
                                                                        -----------------------------------------------
                                                                        Shares
                                                                        or face                              Carrying
                                                                        amount              Cost              value
                                                                        ------              ----              ------
Cash funds - 1.1%                                                        244,489       $      244,489           244,489
Certificate of deposit - SouthTrust Bank,
    8.25%, due 7-28-94 - 2.3%                                            500,000              500,000           500,000
                                                                                       --------------    --------------
                                                                                              744,489           744,489
                                                                                       --------------    --------------
Mutual funds:
    Frank Russell Money Market - 0.0%                                         18                   18                18
    Frank Russell Investment Contract - 13.8%                            194,240            3,037,725         3,075,603
    Frank Russell Fixed Income I - 10.9%                                 118,062            2,423,026         2,415,552
    Frank Russell Fixed Income II - 8.2%                                  99,327            1,818,222         1,824,634
    Frank Russell Fixed Income III - 8.6%                                194,628            1,918,737         1,905,406
    Frank Russell Equity I - 7.3%                                         67,885            1,631,730         1,612,266
    Frank Russell Equity II - 3.3%                                        29,906              766,963           723,720
    Frank Russell Equity III - 1.4%                                       11,427              300,182           303,271
    Frank Russell International - 5.0%                                    27,949            1,066,456         1,103,725
    Frank Russell Emerging Markets - 2.4%                                 41,974              528,944           525,095
    Frank Russell Real Estate Securities - 2.0%                           18,866              444,060           448,250
    Frank Russell Equity Q - 7.5%                                         67,476            1,683,282         1,670,030
                                                                                       --------------    --------------
                                                                                           15,619,345        15,607,570
                                                                                       --------------    --------------
Participant loans, interest rates from 7.25% to 8.25%;
    maturities from 1 to 10 years - 2.4%                                 534,673              534,673           534,673
First Mississippi Corporation common stock - 19.0%                       277,632            2,936,627         4,233,888
FirstMiss Gold Inc. common stock - 2.7%                                   78,337              544,825           592,424
                                                                                       --------------    --------------
                                                                                       $   20,379,959        21,713,044
                                                                                       ==============    ==============



                                                                                          June 30, 1993
                                                                        -----------------------------------------------
                                                                        Shares
                                                                        or face                              Carrying
                                                                        amount              Cost              value
                                                                        ------              ----              ------
Cash funds - 10.0%                                                     1,738,446       $    1,738,446         1,738,446
Certificate of deposit - SouthTrust Bank,
    8.25%, due 7-28-94 - 2.9%                                            500,000              500,000           500,000
                                                                                       --------------    --------------
                                                                                            2,238,446         2,238,446
                                                                                       --------------    --------------
Government securities:
    7.75% U. S. Treasury notes, due 2-15-95 - 3.0%                       500,000              497,369           529,690
    6.375% U. S. Treasury notes, due 1-15-99 - 6.1%                    1,000,000            1,013,062         1,056,250
    8.875% U. S. Treasury notes, due 2-15-94 - 3.6%                      600,000              599,244           620,064


                                                                     (Continued)

                                      2                        Schedule I, Cont.

                         FIRST MISSISSIPPI CORPORATION
                              401(K) SAVINGS PLAN

                                  Investments



                                                                                          June 30, 1993
                                                                        -----------------------------------------------
                                                                        Shares
                                                                        or face                              Carrying
                                                                        amount              Cost              value
                                                                        ------              ----              ------
Government securities, continued:
    5.750% U. S. Treasury notes, due 10-31-97 - 5.9%                   1,000,000              994,581         1,033,750
    5.125% U. S. Treasury notes, due 3-31-98 - 5.8%                    1,000,000              998,520         1,005,000
    8.875% U. S. Treasury notes, due 2-15-96 - 3.2%                      500,000              504,160           556,095
    7.375% U. S. Treasury notes, due 5-15-96 - 3.1%                      500,000              494,941           539,065
    8.00% U. S. Treasury notes, due 10-15-96 - 3.2%                      500,000              502,212           551,405
    8.50% U. S. Treasury notes, due 8-15-95 - 3.1%                       500,000              503,102           544,065
    7.00% U. S. Treasury notes, due 5-15-94 - 3.0%                       500,000              503,669           514,530
    7.25% U. S. Treasury notes, due 11-15-96 - 3.1%                      500,000              506,200           540,780
    8.50% U. S. Treasury notes, due 7-15-97 - 6.5%                     1,000,000            1,055,930         1,135,310
                                                                                       --------------    --------------
                                                                                            8,172,990         8,626,004
                                                                                       --------------    --------------
Guaranteed investment contract:
    John Alden Life Insurance Company
       contract matured July 5, 1993; interest
       was at 9.30%. - 2.9%                                              500,000              500,000           500,000
                                                                                       --------------    --------------
First Mississippi Corporation common stock - 27.3%                       494,574            4,949,955         4,760,275
FirstMiss Gold Inc. common stock - 3.6%                                   90,631              586,722           623,088
                                                                                       --------------    --------------

                                                                                       $   16,448,113        16,747,813
                                                                                       ==============    ==============

Note - Percentages are determined by dividing the carrying value of individual investments by net assets available for benefits.

                                                                     Schedule II

                         FIRST MISSISSIPPI CORPORATION
                               401(K) THRIFT PLAN

                            Reportable Transactions

                       Years ended June 30, 1994 and 1993



Transactions reported pursuant to Department of Labor Regulation
2520.103-6(d)(1)

                                                                                                                        Expenses
                                                                               Purchase       Selling        Lease     incurred at
Identity of party involved          Description of assets                       price          price         rental    transaction
- --------------------------          ---------------------                      -------        -------        ------    -----------
June 30, 1994:
    Deposit Guaranty            U. S. Government obligations:
       National Bank               U. S. Treasury notes, $500,000,
                                      8.875%, due 2-15-96                     $        -        530,068         -            -
             "                     U. S. Treasury notes,
                                      $500,000, 8.00%, due 10-15-96                    -        525,458         -            -
             "                     U. S. Treasury notes,
                                      $1,000,000, 8.50%, due 7-15-97                   -      1,071,240         -            -
             "                     U. S. Treasury notes,
                                      $1,000,000, 6.375%, due 1-15-99                  -        995,302         -            -
             "                     U. S. Treasury notes,
                                      $1,000,000, 5.750%, due 10-31-97                 -        987,490         -            -
             "                     U. S. Treasury notes,
                                      $1,000,000, 5.125%, due 3-31-98                  -        959,365         -            -
             "                     U. S. Treasury notes,
                                      $1,000,000, 5.250%, due 7-31-98            999,780              -         -            -
             "                     U. S. Treasury notes,
                                      $1,000,000, 5.250%, due 7-31-98                  -        957,333         -            -


June 30, 1993:
    Deposit Guaranty            U. S. Government obligations:
       National Bank               U. S. Treasury notes, $600,000,
                                      8.375%, due 11-15-92                             -        600,000         -            -
             "                     U. S. Treasury notes,
                                      $1,000,000, 6.375%, due 1-15-99          1,015,000              -         -            -
             "                     U. S. Treasury notes,
                                      $1,000,000, 5.750%, due 10-31-97           993,760              -         -            -
             "                     U. S. Treasury notes,
                                      $1,000,000, 5.125%, due 3-31-98            998,444              -         -            -

                                                                                              Current value
                                                                               Cost of          on trans-         Net gain
Identity of party involved          Description of assets                      assets          action date         (loss)
- --------------------------          ---------------------                      -------         ------------       --------
June 30, 1994:
    Deposit Guaranty            U. S. Government obligations:
       National Bank               U. S. Treasury notes, $500,000,
                                      8.875%, due 2-15-96                        504,160            530,068           25,908
             "                     U. S. Treasury notes,
                                      $500,000, 8.00%, due 10-15-96              502,212            525,458           23,246
             "                     U. S. Treasury notes,
                                      $1,000,000, 8.50%, due 7-15-97           1,055,930          1,071,240           15,310
             "                     U. S. Treasury notes,
                                      $1,000,000, 6.375%, due 1-15-99          1,013,062            995,302          (17,760)
             "                     U. S. Treasury notes,
                                      $1,000,000, 5.750%, due 10-31-97           994,581            987,490           (7,091)
             "                     U. S. Treasury notes,
                                      $1,000,000, 5.125%, due 3-31-98            998,520            959,365          (39,155)
             "                     U. S. Treasury notes,
                                      $1,000,000, 5.250%, due 7-31-98                  -            999,780                -
             "                     U. S. Treasury notes,
                                      $1,000,000, 5.250%, due 7-31-98            999,780            957,333          (42,447)


June 30, 1993:
    Deposit Guaranty            U. S. Government obligations:
       National Bank               U. S. Treasury notes, $600,000,
                                      8.375%, due 11-15-92                       600,000            600,000                -
             "                     U. S. Treasury notes,
                                      $1,000,000, 6.375%, due 1-15-99                  -          1,015,000                -
             "                     U. S. Treasury notes,
                                      $1,000,000, 5.750%, due 10-31-97                 -            993,760                -
             "                     U. S. Treasury notes,
                                      $1,000,000, 5.125%, due 3-31-98                  -            998,444                -





                                                                     (Continued)

                                       2                      Schedule II, Cont.

                         FIRST MISSISSIPPI CORPORATION
                               401(K) THRIFT PLAN

                            Reportable Transactions

Transactions reported pursuant to Department of Labor Regulation
2520.103-6(d)(2)

                                                                                     Purchases
                                                                    ----------------------------------------------
                                                                                    Shares
Identity of party involved         Description of assets            Number         or units               Cost
- --------------------------         ---------------------            ------         --------               ----
June 30, 1994:
    Deposit Guaranty        First Mississippi Corporation              55              47,547         $    564,758
       National Bank            common stock
             "              Deposit Guaranty National Bank
                                Daily Invested Fund                   123          21,849,818           21,849,818
             "              Frank Russell
                                Money Market Mutual Fund                4           3,620,678            3,620,678
             "              Frank Russell
                                Investment Contract Mutual Fund         5             231,599            3,621,728
             "              Frank Russell
                                Fixed Income I Mutual Fund             10             133,005            2,729,657
             "              Frank Russell
                                Fixed Income II Mutual Fund             4             118,680            2,172,408
             "              Frank Russell
                                Fixed Income III Mutual Fund           11             210,822            2,078,409
             "              Frank Russell
                                Equity I Mutual Fund                   13              70,186            1,686,978
             "              Frank Russell
                                Equity II Mutual Fund                  16              30,867              791,669
             "              Frank Russell
                                Equity III Mutual Fund                 15              11,741              308,398
             "              Frank Russell
                                International Mutual Fund              13              28,907            1,102,864
             "              Frank Russell
                                Emerging Markets Mutual Fund           13              43,292              545,565
             "              Frank Russell
                                Equity Q Mutual Fund                   13              69,766            1,740,334
June 30, 1993:
    Deposit Guaranty        First Mississippi Corporation
       National Bank            common stock                          206             236,923            2,059,070
             "              Deposit Guaranty National Bank
                                Daily Invested Fund                    66           5,115,190            5,115,190
June 30, 1992:
    Deposit Guaranty        First Mississippi Corporation
       National Bank            common stock                           63              55,538              571,718
             "              Deposit Guaranty National Bank
                                Daily Invested Fund                    85           6,420,274            6,420,274

                                                                                      Sales
                                                                    ----------------------------------------------
                                                                                     Shares              Selling          Net gain
Identity of party involved         Description of assets            Number           or units             price          or (loss)
- --------------------------         ---------------------            ------           --------             ------         ---------
June 30, 1994:
    Deposit Guaranty        First Mississippi Corporation              247            227,377     $      3,187,076     $    998,562
       National Bank            common stock
             "              Deposit Guaranty National Bank
                                Daily Invested Fund                     71         23,343,775           23,343,775                -
             "              Frank Russell
                                Money Market Mutual Fund                 4          3,620,660            3,620,660                -
             "              Frank Russell
                                Investment Contract Mutual Fund         23             37,359              587,288            3,285
             "              Frank Russell
                                Fixed Income I Mutual Fund              41             14,943              306,347             (285)
             "              Frank Russell
                                Fixed Income II Mutual Fund             32             19,353              354,472              286
             "              Frank Russell
                                Fixed Income III Mutual Fund            53             16,194              159,275              397
             "              Frank Russell
                                Equity I Mutual Fund                    27              2,301               55,449              201
             "              Frank Russell
                                Equity II Mutual Fund                   27                961               24,107             (599)
             "              Frank Russell
                                Equity III Mutual Fund                  14                314                8,410              194
             "              Frank Russell
                                International Mutual Fund               27                958               37,631            1,223
             "              Frank Russell
                                Emerging Markets Mutual Fund            27              1,318               16,766              145
             "              Frank Russell
                                Equity Q Mutual Fund                    27              2,290               57,533              481
June 30, 1993:
    Deposit Guaranty        First Mississippi Corporation
       National Bank            common stock                            60             39,520              377,447          (72,249)
             "              Deposit Guaranty National Bank
                                Daily Invested Fund                    109          5,485,674            5,485,674                -
June 30, 1992:
    Deposit Guaranty        First Mississippi Corporation
       National Bank            common stock                           112             86,004            1,082,475          104,160
             "              Deposit Guaranty National Bank
                                Daily Invested Fund                     87          5,275,128            5,275,128                -

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        FIRST MISSISSIPPI CORPORATION
                                        EMPLOYEE 401(k) SAVINGS PLAN

Date: December 22, 1994                 /s/ Troy B. Browning
                                        Troy B. Browning
                                        Member, Employee 401(K) Savings
                                          Plan Administrative Committee

Date: December 22, 1994                 /s/ J. Steve Chustz
                                        J. Steve Chustz
                                        Member, Employee 401(K) Savings
                                          Plan Administrative Committee

Date: December 22, 1994                 /s/ R. Michael Summerford
                                        R. Michael Summerford
                                        Member, Employee 401(K) Savings
                                          Plan Administrative Committee

                         FIRST MISSISSIPPI CORPORATION
                              401(k) SAVINGS PLAN



                                 EXHIBIT INDEX


   EXHIBIT
   NUMBER                                                                 PAGE
   ------                                                                 ----
     23      Auditors' Consent                                             21